SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2017

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In August 2017:

( X ) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

(   ) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Company Name: Ambev S.A.
Name: Ambev S.A.					CPF/CNPJ: 07.526.557/0001-00
Qualification: Outstanding Shares in Treasury

Initial Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
Shares	Common			10,051,850		0.0640	0.0640

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Direct with the Company	Conversion in ADRs	01	10,544	0.00	0.00
Shares	Common	Direct with the Company	Conversion in ADRs	15	2,389	0.00	0.00
Shares	Common	Direct with the Company	Conversion in ADRs	31	10,621	0.00	0.00
			Total Conversion ADRs (Out)		23,554		0.00
Shares	Common	Direct with the Company	Exerc Options	11	38,080	11.97200	455,893.76
Shares	Common	Direct with the Company	Exerc Options	14	57,225	9.35960	535,603.11
Shares	Common	Direct with the Company	Exerc Options	14	48,235	11.97200	577,469.42
Shares	Common	Direct with the Company	Exerc Options	14	212,380	15.18800	3,225,627.44
Shares	Common	Direct with the Company	Exerc Options	16	25,385	11.97200	303,909.22
Shares	Common	Direct with the Company	Exerc Options	22	13,700	9.35960	128,226.52
Shares	Common	Direct with the Company	Exerc Options	24	59,750	1.29648	77,464.68
Shares	Common	Direct with the Company	Exerc Options	24	55,200	3.12096	172,276.99
Shares	Common	Direct with the Company	Exerc Options	24	45,175	9.35960	422,819.93
Shares	Common	Direct with the Company	Exerc Options	24	25,385	11.97200	303,909.22
Shares	Common	Direct with the Company	Exerc Options	28	6,550	1.09284	7,158.10
Shares	Common	Direct with the Company	Exerc Options	28	94,475	1.29648	122,484.95
Shares	Common	Direct with the Company	Exerc Options	28	60,050	3.12096	187,413.65
			Total Sell		741,590		6,520,256.99

Shares	Common	Direct with the Company	Plan of Shares Acquisition	07	317,389	19.35	6,141,477.15
Shares	Common	Direct with the Company	Plan of Shares Acquisition	11	38,080	19.52	743,321.60
Shares	Common	Direct with the Company	Plan of Shares Acquisition	14	317,840	19.71	6,264,626.40
Shares	Common	Direct with the Company	Plan of Shares Acquisition	16	15,342	19.81	303,925.02
Shares	Common	Direct with the Company	Plan of Shares Acquisition	24	49,317	19.80	976,476.60
Shares	Common	Direct with the Company	Plan of Shares Acquisition	28	7,598	19.85	150,820.30
			Total Buy		745,566		14,580,647.07

Final Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
Shares	Common			10,032,272		0.0638	0.0638

(1)      When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)      Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)      Quantity multiplied by price.

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In August 2017:

( X ) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

(  ) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Company Name: Ambev S.A.
Name: Ambev S.A.					CPF/CNPJ: 07.526.557/0001-00
Qualification: Outstanding Shares in Treasury

Initial Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
ADR (*)	Common			0		0.0000	0.0000

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price USD	Volume (USD) (3)

ADR (*)	Common	Direct with the Company	Conversion in ADRs	01	10,544	0.00	0.00
ADR (*)	Common	Direct with the Company	Conversion in ADRs	15	2,389	0.00	0.00
ADR (*)	Common	Direct with the Company	Conversion in ADRs	31	10,621	0.00	0.00
			Total Conversion ADRs (In)		23,554		0.00

ADR (*)	Common	Direct with the Company	Plan of Shares Acquisition	01	17,856	6.11	109,101.44
ADR (*)	Common	Direct with the Company	Plan of Shares Acquisition	15	14,226	6.19	88,059.50
ADR (*)	Common	Direct with the Company	Plan of Shares Acquisition	31	10,379	6.26	64,974.00
			Total Buy		42,461		262,134.94

ADR (*)	Common	Direct with the Company	Exerc Options	01	28,400	3.8416	109,101.44
ADR (*)	Common	Direct with the Company	Exerc Options	15	16,615	5.3000	88,059.50
ADR (*)	Common	Direct with the Company	Exerc Options	31	21,000	3.0940	64,974.00
			Total Sell		66,015		262,134.94

Final Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
ADR (*)	Common			0		0.0000	0.0000

(1)      When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)      Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)      Quantity multiplied by price.

(*)      Each ADR is equivalent to 1 (one) share.

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In August 2017:

( X ) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

(  ) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Subsidiary Name: Ambev Luxembourg S.À.R.L.
Qualification: Position – Total Return Swap

Transactions in the month

Securities / Derivatives	Securities Characteristics (1)	Intermediary	Operation	Day (*)	Quantity (**)	Price USD	Volume (USD) (2)
Swap	Swap referenced in Shares	N/A	Total Return Swap Conclusion	02 (*)	41,800	19.2263	803,659.34
Swap	Swap referenced in Shares	N/A	Total Return Swap Conclusion	04 (*)	874,600	19.1825	16,777,014.50
Swap	Swap referenced in Shares	N/A	Total Return Swap Conclusion	14 (*)	241,300	19.5982	4,729,045.66
Swap	Swap referenced in Shares	N/A	Total Return Swap Conclusion	16 (*)	146,900	19.7402	2,899,835.38
Swap	Swap referenced in Shares	N/A	Total Return Swap Conclusion	17 (*)	479,300	19.7495	9,465,935.35
Swap	Swap referenced in Shares	N/A	Total Return Swap Conclusion	18 (*)	2,335,500	19.7281	46,074,977.55
Swap	Swap referenced in Shares	N/A	Total Return Swap Conclusion	21 (*)	2,366,200	19.7395	46,707,604.90
Swap	Swap referenced in Shares	N/A	Total Return Swap Conclusion	24 (*)	659,400	19.7500	13,023,150.00
			Total operation		7,145,000		140,481,222.68

(1)      Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(2)      Quantity multiplied by price.

(*) In accordance with the Circular Letter/CVM/SEP/Nº07/2017, date information of the total return swap conclusion and not the date of the financial settlement of the transaction.

(**) The reported quantity is not actually related to a purchase or sale, but an economic exposure arising from the conclusion of a swap agreement on a consolidated basis, in accordance with the Circular Letter/CVM/SEP/Nº07/2017.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer
Date: September 6, 2017